Writer's Direct Dial: +44 20 7614 2230
E-Mail: dgottlieb@cgsh.com

July 27, 2012

BY EDGAR

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
United States

Re:	HSBC Holdings plc (“HSBC”) Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 7, 2012 File No. 001-14930

Dear Ms. Ciboroski:

I appreciated the opportunity to speak yesterday with your colleague Rebekah Lindsey  in connection with the comment letter that was received on July 25, 2012 relating to HSBC’s Annual Report on Form 20-F for 2011.  As discussed, HSBC intends to respond to the comments by no later than September 14, 2012.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.  You can reach me in London at +44 20 7614 2230.

Yours sincerely, /s/ David I. Gottlieb David I. Gottlieb

cc:	Ms. Rebekah Lindsey, Securities and Exchange Commission Mr. Iain J. Mackay, HSBC Holdings plc. Mr. Russell Picot, HSBC Holdings plc.